THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT AN INDEPENDENT PROFESSIONAL ADVISER.

If you have sold or transferred all your registered holding of Ordinary Shares in the Company, please forward this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was affected for transmission to the purchaser or transferee.

                             COLT Telecom Group plc
                (Registered in England and Wales with No.3232904)

       Directors:
       Registered Office:
       Barry R. J. Bateman                              Beaufort House
       Steven P. Akin                                   15, St Botolph Street
       Paul W. Chisholm                                 London
       James C. Curvey                                  EC3A 7QN
       Vincenzo Damiani
       Robert Hawley CBE
       Timothy T. Hilton
       H.F. van den Hoven KBE Mark A. Jenkins


Dear COLT Shareholder,
                                                                   24 March 2003

                     Annual General Meeting on 25 April 2003

The notice of the Annual General Meeting is set out on pages 3 and 4 of the accompanying document. In addition to the resolutions numbered 1 to 11, which constitute Ordinary Business, you will find included in the notice resolutions numbered 12 to 15, which constitute Special Business. I am writing to explain the reasons for the resolutions numbered 2 to 10 and 12 to 15.

1.     Election of Directors (Resolutions 2 to 10)
       These are ordinary resolutions to re-elect the current directors. Under the Company's Articles of Association, all of the directors were required to retire from office at the 2002 Annual General Meeting and are required to retire from office at each Annual General Meeting thereafter. Retiring directors are eligible for re-election. Each director elected will hold office until the next Annual General Meeting or until he ceases to be a director in accordance with the Company's Articles of Association or by operation of law or until he resigns. Each of the current directors will be standing for re-election.

2.     Renewal of authority to allot relevant securities (Resolution 12)
       This is an ordinary resolution which authorises the directors to allot relevant securities up to a maximum nominal amount of (pound)14,186, 586 which is the difference between the current issued ordinary share capital and the authorised ordinary share capital and represents approximately 38% of the total issued ordinary share capital of the Company as at 1 March 2003. This authority may only be exercised (other than in relation to the conversion of the Company's 2% Senior Convertible Notes due August 2005, March 2006, December 2006, and April 2007 [together the "Convertible Notes"], and the exercise of the warrants to purchase Ordinary Shares issued in 1996 [the "Warrants"] and the exercise of options or allotment of shares pursuant to the Company's employee, director and consultant option and share plans [the "Share Plans"]) in respect of relevant securities of an aggregate nominal value of up to one-third of the nominal value of the issued ordinary share capital of the Company at the date of the Annual General Meeting. This authority will expire no later than 15 months after the conclusion of the 2003 Annual General Meeting. The directors have no current intention to exercise this authority.

3.     Renewal of authority to disapply statutory pre-emption rights (Resolution
       13)
       This is a special resolution which will renew the directors' authority firstly, to exclude shareholders resident overseas from participating in any rights issue owing to legal and practical problems arising from foreign regulatory constraints, and secondly, to allot equity securities for cash to persons other than existing shareholders up to an aggregate nominal amount of (pound)1,884,420 (being approximately 5% of the issued and unconditionally allotted ordinary share capital of the Company) as at 1 March 2003. This authority will expire no later than 15 months after the conclusion of the 2003 Annual General Meeting.

4.     Authority to purchase shares (Resolution 14)
       This is a special resolution, which will renew and extend the Company's authority to make market purchases of ordinary shares in the capital of the Company. It is proposed that the Company should be authorised to purchase up to 150 million ordinary shares representing approximately 10% of the present issued ordinary share capital. There is no intention at present to use this authority but the directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made on the London Stock Exchange or NASDAQ and where such purchases are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders. Once purchased by the Company, ordinary shares will be cancelled as issued shares and may only be reissued in accordance with the Company's Articles of Association. This authority will expire no later than 15 months after the conclusion of the 2003 Annual General Meeting. As at the date of this circular, the Company has outstanding warrants and options (other than under the Share Plans) in respect of 881,770 ordinary shares which would comprise approximately 0.06% of the Company's current issued share capital and approximately 0.05 % of the Company's issued share capital following any exercise in full of this authority to make market purchases.

5.     The Directors' Remuneration Report (Resolution 15)
       This is an ordinary resolution that will approve the Directors' Remuneration Report for the year ended 31 December 2002. This report sets out the remuneration strategy, and details the guiding principles, processes and programmes, currently operated by the Company, which together make up its Remuneration Policy. Also set out is the remuneration earned in 2002 by the directors of the Company, together with their interests in shares, share options, and other long term incentive plans. Further detail is provided on the aggregate remuneration and interests of directors and of their contractual relationship with the Company. The Company's approach is to place a significant emphasis on performance related elements of total compensation and to endeavour to align the directors' interests with those of shareholders.

       Recommendation
       Your directors believe that the proposed resolutions are in the best interests of the Company and recommend you to vote in favour of them as they themselves intend to do in respect of their own beneficial shareholdings of 4,866,842 ordinary shares of 2.5p each (representing approximately 0.32% of the current issued ordinary share capital of the Company).

       Whether or not you are able to attend the Annual General Meeting you are requested to complete the form of proxy in accordance with the instructions printed on it and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible but, in any event, so as to be received not later than 9.30 a.m. on 23 April 2003. The return of the completed form of proxy will not prevent shareholders from attending the Annual General Meeting and voting in person, should they so wish.

       Yours sincerely


       /s/ Barry R. J. Bateman
       Barry R. J. Bateman
       Chairman

                      NOTICE OF ANNUAL GENERAL MEETING 2003

Notice is hereby given that the seventh Annual General Meeting of the Company will be held at The Capital Club, 15 Abchurch Lane, London EC4N 7BW on 25 April 2003 at 9.30 a.m. for the following purposes:

To consider and, if thought fit, pass the following resolutions:-

Ordinary Business

1. To receive and consider the Directors' Report and Financial Statements for the period ended 31 December 2002 and the Auditors' Report thereon.

2.     To re-appoint Mr. Barry R. J. Bateman as a director.

3.     To re-appoint Mr. Steven P. Akin as a director.

4.     To re-appoint Mr. Paul W. Chisholm as a director.

5.     To re-appoint Mr. James C. Curvey as a director.

6.     To re-appoint Mr. Vincenzo Damiani as a director.

7.     To re-appoint Dr. Robert Hawley as a director.

8.     To re-appoint Mr. Timothy T. Hilton as a director.

9.     To re-appoint Mr. H.F. van den Hoven as a director.

10.    To re-appoint Mr. Mark A. Jenkins as a director.

11. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, (having previously been appointed by the board to fill the casual vacancy arising by reason of the resignation of PriceWaterhouseCoopers) to hold office until the conclusion of the next Annual General Meeting, and to authorise the directors to determine their remuneration.

Special Business

12. Ordinary Resolution - THAT the Board be and is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of (pound)14,186,586 PROVIDED THAT:

       (a) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution and the conclusion of the Annual General Meeting of the Company in 2004, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired;

       (b) and this authority shall not be exercisable in respect of any relevant securities (other than in connection with the allotment of relevant securities in relation to the Convertible Notes, the Warrants and the Share Plans) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed one-third of the issued ordinary share capital of the Company at the date of the passing of this resolution.

13. Special Resolution - THAT, subject to the passing of the previous resolution, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

       (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may
              be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever); and

       (b) the allotment (otherwise than as described in sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued and unconditionally allotted share capital of the Company at the date of the passing of this resolution, and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution and the conclusion of the Annual General Meeting of the Company in 2004, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

14. Special Resolution - THAT the Company be and is hereby generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 2.5p each upon and subject to the following conditions:

       (a) the maximum aggregate number of ordinary shares which may be purchased is 150,000,000; and

       (b) ordinary shares may not be purchased at a price, which is more than 5 per cent. above the average of the middle market quotations for the ordinary shares as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase or at a price which is less than 2.5p per ordinary share; and

       the authority to purchase conferred by this resolution shall expire at the earlier of 15 months from the date of this resolution and the conclusion of the Annual General Meeting of the Company in 2004, save that the Company may before such expiry enter into a contract of purchase under which such purchase may be completed or executed wholly or partly after the expiration of this authority.

15. Ordinary Resolution -THAT the Directors' Remuneration Report contained within the report and accounts for the year ended 31 December 2002, is hereby approved.

By order of the Board
Mark A. Jenkins
Secretary

Registered Office
Beaufort House,
15, Botolph Street,
London,
EC3A 7QN
24 March 2003


Notes:
(1) To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person can cast), a person must have his/her name entered on the register of members by no later than
       6.00 p.m. on 23 April 2003. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(2) Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(3) A form of proxy is enclosed. To be effective, a duly executed form of proxy for use at the meeting, together with the power of attorney or other authority (if any), under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company's registrars, Lloyds TSB Registrars, The Causeway, West Sussex BN99 6ZL by 9.30 a.m. on 23 April 2003. The completion and return of the proxy will not preclude a member from attending the meeting and voting in person.

                             COLT Telecom Group plc
                                  Form of Proxy
                      Annual General Meeting to be held at
               The Capital Club, 15 Abchurch Lane, London EC4N 7BW
                         at 9.30 a.m. on 25 April 2003

I/We
--------------------------------------------------------------------------------
(FULL NAME(S) IN BLOCK CAPITALS)

of
--------------------------------------------------------------------------------
(ADDRESS IN BLOCK CAPITALS)

being (a) member(s) of COLT Telecom Group plc, hereby appoint the Chairman of the Meeting (See Note 1 below)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  (NAME AND ADDRESS OF PROXY IN BLOCK CAPITALS) as my/our proxy to attend, and on a poll, vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 25 April 2003 at 9.30 a.m. and at any adjournment thereof. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting. Please indicate which way you wish your proxy to vote by ticking the appropriate box alongside each resolution. (See Note 2 below).

--------------------------------------------------------------------------------

Resolutions                                                    For       Against
--------------------------------------------------------------------------------

 1.  Adoption of Report and Financial Statements
 2.  Re-appointment of B.R.J. Bateman
 3.  Re-appointment of S. P. Akin
 4.  Re-appointment of P.W. Chisholm
 5.  Re-appointment of J.C. Curvey
 6.  Re-appointment of V. Damiani
 7.  Re-appointment of R. Hawley  CBE
 8.  Re-appointment of T.T. Hilton
 9.  Re-appointment of H.F. van den Hoven KBE
10.  Re-appointment of M. A. Jenkins
11.  Re-appointment of Auditors
12.  Ordinary resolution to authorise the directors to allot shares
13.  Special resolution to disapply statutory  pre-emption right
14.  Special resolution to authorise the purchase of own shares
15. Ordinary resolution to approve the Directors' Remuneration Report


Signature _____________________________________(See Note 3 below)


Date___________________________2003.

Notes:
1. If you wish to appoint as your proxy someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting" and write on the line the full name and address of your proxy. The change should be initialled.
2. In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolutions and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
3. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
4. To be effective, this form must be completed and lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by no later than
9.30 a.m. on 23 April 2003.
5. The completion and return of this form of proxy will not preclude a member from attending the meeting and voting in person.

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZL

BUSINESS REPLY SERVICE
Licence No. SEA10846